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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2002


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                    -----           -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No   X
                                    ------    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   ----

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Attached hereto and incorporated by reference herein is a press release dated
December 4, 2002, announcing the shift of Tefron's U.S. Consumer Division Manufacturing to Israel.






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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TEFRON LTD.
                                          (Registrant)


                                          By: /s/ Gil Rozen
                                             -----------------------------------
                                               Name: Gil Rozen
                                               Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                             -----------------------------------
                                               Name: Hanoch Zlotnik
                                               Title: Controller

Date: December 5, 2002

                                       3

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                                                    n e w s

FRB   WEBER SHANDWICK
      FINANCIAL COMMUNICATIONS






FOR FURTHER INFORMATION:       RE:    Tefron Ltd.
                                      28 Chida Street
                                      Bnei-Brak  51371
                                      Israel
                                      (NYSE: TFR)


AT THE COMPANY                AT FRB/WEBER SHANDWICK
--------------

Mr. Gil Rozen                 Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer       Vanessa Schwartz - Analyst Info - (212) 445-8433
Phone 972-3-579-8701          Suzie Pileggi - Media Info - (212) 445-8170
Fax:  972-3-579-8715

FOR IMMEDIATE RELEASE
December 4, 2002


         TEFRON TO SHIFT U.S. CONSUMER DIVISION MANUFACTURING TO ISRAEL
         --------------------------------------------------------------

     THE SHIFT IS EXPECTED TO CONTRIBUTE ABOUT $ 6 MILLION ANNUALLY TO TEFRON'S OPERATING INCOME

BNEI-BRAK, ISRAEL, December 4, 2002 - Tefron Ltd., (NYSE: TFR), today announced that the Company will shift manufacturing for the Consumer Division of its wholly owned subsidiary Alba-Waldensian located in Valdese, NC to its Hi-Tex Division's manufacturing facility in Israel during the first quarter of 2003. Marketing and distribution of the Consumer Division will remain in the U.S. and will be consolidated with the rest of the group.

Tefron had previously announced that it was continuing to reorganize Alba-Waldensian subsequent to forming a joint venture with its new strategic U.S. partners for its health product division. Shifting Alba's consumer division production into the Hi-Tex facilities in Israel will result in a decrease of labor costs and other production costs. Tefron expects to realize savings of approximately $6 million annually once this reorganization is completed. The Company will report a one-time charge in the fourth quarter of 2002 of about $6 million, related to this reorganization, most of which will be a non-cash charge.

Yos Shiran, Chief Executive Officer of Tefron said, "In continuation of our reorganization plan and the significant improvement in Tefron's operating income in the past year, and we continue to work toward further improvement. Consolidating Alba's production with Hi-Tex will give us

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an advantage of `economy of scale' and will enable us to utilize Hi-Tex's higher efficiency. This, together with Hi-Tex technological capabilities will result in a significant improve of the efficiencies and cost savings for the Company."



Tefron manufactures boutique-quality everyday seamless intimate apparel sold throughout the world by such name-brand marketers as Victoria's Secret, Gap, Banana Republic, Target, Nike, J.C. Penney, Express, Sears, Patagonia, Adidas, Kohls, Woman's Secret, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits and active wear primarily for women.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.